Mailstop 3233
                                                           August 2, 2018

Via E-mail
Mr. Adam S. Markman
Executive Vice President, Chief Financial Officer and Treasurer
Equity Commonwealth
Two North Riverside Plaza, Suite 2100
Chicago, Illinois 60606

       Re:      Equity Commonwealth
                Form 10-K for the fiscal year ended December 31, 2017 Filed February 15, 2018
                File No. 001-09317

Dear Mr. Markman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Overview, page 27

1. We note your disclosure that as a result of your repositioning strategy you evaluated each of the real estate assets in your portfolio for impairment. We note similar disclosure included in your Form 10-K for the period ended December 31, 2015. Please explain to us why you have continued to recognize impairment charges in 2016, 2017 and 2018 if your entire portfolio was evaluated for impairment in 2015 in light of your repositioning strategy.
 Mr. Adam S. Markman
Equity Commonwealth
August 2, 2018
Page 2

2. For each impaired property in 2016, 2017 and 2018, tell us the holding period assumed for the property in your impairment analysis performed in 2015 and the rationale behind that holding period given your repositioning strategy.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or me at 202-551-3438 with any questions.


                                                          Sincerely,

                                                          /s/ Robert F.
Telewicz, Jr.

                                                          Robert F. Telewicz
Jr.
                                                          Branch Chief
                                                          Office of Real Estate
and
                                                          Commodities